Via Facsimile and U.S. Mail
Mail Stop 6010

December 20, 2007

Marsha H. Fanucci
Senior Vice President and
Chief Financial Officer
Millennium Pharmaceuticals, Inc.
40 Landsdowne Street
Cambridge, MA 02139

Re: **Millennium Pharmaceuticals, Inc.**
      Form 10-K for the Fiscal Year Ended December 31, 2006
      Filed March 1, 2007
      File Number: 000-28494

Dear Ms. Fanucci:

        We have reviewed your filing and have the following comments. We have limited
our review to your financial statements and related disclosures and do not intend to
expand our review to other portions of your document. In our comments, we ask you to
provide us with information to better understand your disclosure. Where the comments
request you to revise disclosure, the information you provide should show us what the
revised disclosure will look like and identify the annual or quarterly filing, as applicable,
in which you intend to first include it. If you do not believe that revised disclosure is
necessary, explain the reason in your response. After reviewing the information
provided, we may raise additional comments and/or request that you amend your filing.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or on any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Significant Judgments and Estimates

Revenue, page 43

   1. You disclose that your accruals for rebates, chargebacks, and other discounts were
      immaterial at December 31, 2006. However the reserve amounts disclosed on
      page 49 appear to be material to your net loss for 2006. We believe that your

disclosure related to estimates of items that reduce gross revenue could be improved to include a roll forward of the accrual for each estimate for each period presented. Please revise your disclosure to include the following:

- Beginning balance,
- Current provision related to sales made in current period,
- Current provision related to sales made in prior periods,
- Actual returns or credits in current period related to sales made in current period,
- Actual returns or credits in current period related to sales made in prior periods, and
- Ending balance.

Notes to Consolidated Financial Statements

Note 10. Stockholders' Equity

Stock Option Plans, page 85

2. You disclose that "Upon adoption of SFAS 123R, the Company validated its estimates and assumptions with an independent third party having the relevant expertise in valuation methodologies." Also you disclose on page 45 that "We engage independent valuation experts who review our critical assumptions for significant acquisitions of intangibles" and on page 46 that "We validated our estimates and assumptions with independent third parties having relevant expertise in the real estate market." While you are not required to make these references, when you do, you must also disclose the name of the independent valuation firm. If you include or incorporate by reference this disclosure into a 1933 Securities Act filing, you will also need to include the consent of the independent actuary/valuation firm.

* * * *

Please provide us the information requested within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your response to our comments. Detailed cover letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Dana Hartz, Staff Accountant, at (202) 551-3648 or Don Abbott, Review Accountant, at (202) 551-3608 if you have any questions regarding the comment. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant